AA 8-17-2004

04016649

[UNITED S]TATES
[SECURITIES AND EXCH]ANGE COMMISSION
[WASHINGTON,] D.C. 20549

VF 8-13-04

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SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 10 2004 DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-44916~~

8-52902

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VeraVest, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Lincoln Street
(No. and Street)

Worcester (City) MA (State) 01653 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffery S. Rano 508-855-3792
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffery S. Rano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VeraVest, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeffery S. Rano Signature

Vice President and Chief Financial Officer

Title

Notary Public

JEAN C. HELBING
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 13, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VeraVest, Incorporated
(a wholly-owned subsidiary of Allmerica Financial Corporation)

December 31, 2003 and 2002
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder
of VeraVest, Incorporated:

In our opinion, the accompanying balance sheets and the related statements of income, of changes in stockholder's equity and cash flows that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of VeraVest, Incorporated at December 31, 2003 and December 31, 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

VeraVest, Incorporated is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audits were conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2004

VeraVest, Incorporated
(a wholly-owned subsidiary of Allmerica Financial Corporation)

Statements of Financial Condition
December 31,

	2003	2002
Assets		
Cash and cash equivalents	$ 435,372	$ 421,884
Accounts receivable	-	99
Deferred federal income taxes	162	162
Federal income tax recoverable	-	3,510
Deposits with clearing brokers	50,000	50,000
	$ 485,534	$ 475,655
Liabilities		
Accounts payable and accrued expenses, including $15,226 and $5,276 due to affiliates	$ 27,476	$ 13,040
Federal income taxes payable	5,126	-
	32,602	13,040
Contingencies (Note 5)		
Stockholder's Equity		
Common stock, $1 par value; 200,000 shares authorized; 5 shares issued and outstanding	5	5
Additional paid-in capital	504,995	504,995
Accumulated deficit	(52,068)	(42,385)
	452,932	462,615
	$ 485,534	$ 475,655

The accompanying notes are an integral part of these financial statements.

VeraVest, Incorporated
(a wholly-owned subsidiary of Allmerica Financial Corporation)

Statements of Operations
For the Years Ended December 31,

	2003	2002
Revenues		
Interest income	$ 4,654	$ 8,478
Expenses		
Licenses and fees	19,072	47,186
State franchise taxes	1,132	1,211
	20,204	48,397
Loss before federal income taxes	(15,550)	(39,919)
Federal income tax (benefit) expense		
Current	(5,867)	(22,164)
Deferred	-	8,616
	(5,867)	(13,548)
Net loss	$ (9,683)	$ (26,371)

The accompanying notes are an integral part of these financial statements.

VeraVest, Incorporated
(a wholly-owned subsidiary of Allmerica Financial Corporation)

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2001	$ 5	$ 504,995	$ (16,014)	$ 488,986
Net Loss	-	-	(26,371)	(26,371)
Balances at December 31, 2002	$ 5	$ 504,995	$ (42,385)	$ 462,615
Net Loss	**-**	**-**	**(9,683)**	**(9,683)**
Balances at December 31, 2003	**$ 5**	**$ 504,995**	**$ (52,068)**	**$ 452,932**

The accompanying notes are an integral part of these financial statements.

VeraVest, Incorporated
(a wholly-owned subsidiary of Allmerica Financial Corporation)

Statements of Cash Flows
For the Years Ended December 31,

	2003	2002
Cash flows from operating activities		
Net loss	$ (9,683)	$ (26,371)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in accounts receivable	99	(99)
Deferred federal income taxes	-	8,616
Change in federal income tax recoverable	8,636	(6,372)
Change in accounts payable	14,436	(1,981)
Net decrease in cash and cash equivalents	13,488	(26,207)
Cash and cash equivalents at beginning of year	421,884	448,091
Cash and cash equivalents at end of year	$ 435,372	$ 421,884
Supplemental Cash Flow Information		
Federal income tax net refunds	$ 14,503	$ 15,792

The accompanying notes are an integral part of these financial statements.

1. Organization

During 2001, VeraVest, Incorporated (the "Company"), a wholly-owned subsidiary of Allmerica Financial Corporation (the "Parent", or "AFC"), became a registered broker-dealer. The Company is incorporated in Massachusetts for the purpose of selling variable annuities, variable life insurance, mutual funds, direct participation programs and brokerage services for debt and equity securities. The Company did not process retail sales in 2003 or 2002 and is not expected to in the foreseeable future.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of amounts due from banks and investments in money market mutual funds. These investments are carried at market value.

Revenue Recognition - Interest income is recorded on an accrual basis.

Federal Income Taxes – The Company is included in the consolidated federal income tax return of AFC. Under the written tax-sharing agreement, federal income taxes are calculated as if the Company had filed its return on a separate company basis, to the extent the Company generates pre-tax income. For periods in which pre-tax losses are incurred by the Company and are utilized by the consolidated group, the Company will reflect related tax benefits as current recoverables. Any losses not utilized by the consolidated group are recognized as deferred tax assets in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("Statement No. 109"). Statement No. 109 requires an asset and liability approach in accounting for income taxes. Deferred federal income taxes are generally recognized when assets and liabilities have different values for financial statement and income tax purposes.

Related Parties – The Company has an arrangement with First Allmerica Life Insurance Company, a related party, in which cash payments to third parties are made on behalf of the Company. Payments not yet reimbursed by the Company are reflected in accounts payable to affiliates in the Statements of Financial Condition.

3. Federal Income Taxes

Provisions for federal income taxes have been calculated in accordance with the provisions of Statement No. 109. A summary of the federal income tax (benefit) expense for the years ended December 31, 2003 and 2002 is shown below:

	2003	2002
Current	$ (5,867)	$ (22,164)
Deferred	-	8,616
	$ (5,867)	$ (13,548)

There are no significant differences between the provision for income taxes and the amount of income taxes determined by applying the U.S. statutory federal income tax rate to income. The provision for deferred federal income tax results from temporary differences in the recognition of assets and liabilities for tax and financial statement purposes.

4. Net Capital Requirements

The Company operates pursuant to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $444,594, which was $394,594 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.06 to 1.00

5. Contingencies

The Company has not been informed of any legal proceedings, arising in the normal course of business, that have been initiated. However, liabilities related to litigation could be established in the future, if necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill the obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

VeraVest, Incorporated
(a wholly-owned subsidiary of Allmerica Financial Corporation)

Supplementary Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Stockholder's equity at December 31, 2003 per statement of financial condition	$ 452,932
Nonallowable assets:	
Deferred federal income tax asset	(162)
Net capital before haircuts	452,770
Haircuts on investment securities, computed, where applicable, Pursuant to Rule 15c 3-1(f)	(8,176)
Net capital	$ 444,594

Computation of Basic Net Capital Requirement

1.	Minimum net capital required (6-2/3% of aggregate indebtedness of $27,476)	$ 1,832
2.	Minimum net capital requirement of Company	$ 50,000
3.	Net capital requirement (greater of 1 or 2 above)	$ 50,000
4.	Excess net capital ($444,594 - $50,000)	$ 394,594
5.	Excess net capital at 1,000%	$ 441,846
6.	Ratio of aggregate indebtedness to net capital	0.06 to 1.00

Computation of Aggregate Indebtedness

Total liabilities per statement of financial condition	$ 32,602
Nonallowable liabilities	5,126
Aggregate indebtedness	$ 27,476

There are no differences between the unaudited FOCUS Report filed by the Company and these financial statements.

VeraVest, Incorporated
(a wholly-owned subsidiary of Allmerica Financial Corporation)

Supplementary Schedule II
Computation of Reserve Requirements for Broker Dealers Under Rule 15c3-3

Exemption from Rule 15c3-3 is claimed under Section (k)(2)(ii) wherein customer transactions are cleared through a clearing firm on a fully-disclosed basis.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
VeraVest, Incorporated:

In planning and performing our audit of the financial statements and supplemental schedules of VeraVest , Incorporated (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

PRICEWATERHOUSECOOPERS

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2004